LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

      Admitted in California

July 26, 2006

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Dynamic Alert Limited (the "Company")

Amendment No. 7 to Registration Statement on Form SB-2

Filed April 21, 2006

File No. 333-119566

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 8 to Dynamic Alert Limited’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 8 was filed via Edgar, with a submission date of July 26, 2006.

Below are the comments from your comment letter regarding Dynamic Alert Limited’s Form SB-2, each followed by Dynamic Alert Limited’s responses thereto.

General

Comment

1.

We note the use of the terms, “personal security service,” “personal security plan,” “personal protection plan” and “personal protection service.”  It would appear that these terms should each be defined in the prospectus, or it should be clarified if true, that the terms can be used interchangeably, or otherwise for sake of clarity, revise to refer to just one term consistently throughout the prospectus.

Response

The Company has added or revised the fourth paragraph under Item 3 to clarify the use and meaning of the terms and has revised the use of these terms throughout the document to be consistent.

Risk Factors, page 6

Comment

2.

We note the statement in risk factor one that “[w]e need to raise $9,000 in order to commence our operations.”  Please reconcile this statement with the disclosure in the plan of operations section on page 20 that “[i]n the event we raise only a nominal amount of money from this offering such as $2,500 or less….The day to day operations would be limited to the directors making product sales through personal contacts.”  It appears that the company could begin operations if less than $2,500 is raised.  In addition, we note the statement on page 20 that “[o]ur founders and directors have generally indicated a willingness to provide financial contributions if necessary.”  Please explain in the risk factor and in the plan of operation whether the founders and directors would also provide such funding in order for the company to being operations and explain the statement “contributions if necessary.”  Would as “necessary” include the purchase of inventory or the development of a website.  Please explain.

Response

The Company has revised the reference to $2,500 on page 20 to “$9,000”.  The Company has also deleted the statement regarding its founders and directors referenced in this comment.

Item 4.  Use of Proceeds, page 8

Comment

3.

It is suggested that the table showing the company selling 100% of the securities offered exclusively, be deleted inasmuch as the same information is shown in the table on page 9 where the various possible amounts of offering proceeds and related expenditures are listed and can be compared.  Further, the breakdown of the use of proceeds by category if all of the shares are sold should be placed with the other scenarios, such as after “If 75% of the total offering amount is raised. . .”

Response

The table in Item 4 referenced by this comment has been deleted and the breakdown of the use of proceeds has been placed with the other scenarios.

Comment

4.

Reference is made to the paragraph preceding the table on page 9.  Please delete the words “as anticipated” from the initial sentence, as there is no assurance that the company will see the entire amount of this offering.

Response

The revision noted by this comment has been made.

Comment

5.

In the second sentence, please add in the scenario addressing “if less than 10% of the offering is raised.”

Response

The revision noted by this comment has been made.

Comment

6.

In the first paragraph following the table on page 9, it should be made clear that if Dynamic raises less than 10% of the total offering, it will not be able to develop a website, unless the founders and directors will provide such funding.  We note the disclosure under “Distribution” on page 17 in this regard.

Response

Although the Company did not add the specific clarification requested by this comment, it has revised the paragraph noted by this comment in harmony with spirit of the comment.

Comment

7.

We note the statement on page 9 that “[i]f Dynamic raises less than 10% of the total offering ….We will use the excess cash on hand ….to proceed with a modified business plan.”  Please reconcile this statement with the disclosure in the plan of operations section on page 20 which states that “[s]hould we be able to raise at least $9,000 from this offering, we would be able to proceed with a modified business plan.”  It appears from the disclosure in the use of proceeds section and plan of operations section that the company could begin operations with a modified business plan if the company raises $2,500 or less.  Please explain.

Response

The Company has revised this paragraph to be consistent with the sections noted in this comment.

Plan of Operations, page 20

Comment

8.

We reissue in part our prior comment 7.  Please explain whether the company will purchase sample inventory with the company’s available cash if adequate funds are not raised in this offering.  It would be [sic] appear that the company could begin operations with its current available cash.  Please explain.

Response

The Company has clarified this section and deleted the reference to inventory.

Milestones, page 22

Comment

9.

In the introductory paragraph, we note that you refer back to your Item 3.  “The Company” and we also note your statement” …if less than 10% of the offering is raised, we will need to follow a modified plan of operations.”  We could not locate the disclosure in that section.

Response

The Company has deleted the cross reference noted by this comment.

Comment

10.

We also note in this same paragraph, “…we will not begin any of these steps towards starting operations until the earlier of raising at least $9,000 from this offering, or the offering is closed.”  (emphasis added).  This does not appear to be consistent with the disclosure noted in the section “Use of Proceeds,” “If Dynamic raises less than 10% of the total offering” and elsewhere in the prospectus.  Please revise as appropriate to make the disclosure consistent.

Response

Based on other revisions to the prospectus as noted above, the Company believes that this disclosure is now consistent.

Comment

11.

It is noted that the milestone activity, “To Provide security services” in the table in your previous amendment, has been eliminated here.  Inasmuch as this appears to be a significant part of your planned business, please explain or revise the table to add the disclosure back as applicable.

Response

This disclosure noted by this comment has been added back into the table.

Comment

12.

Please include a discussion in the milestone section as to when the directors will begin selling products through personal contacts, e.g. through emails and telephone calls, and when the directors will begin conducting seminars.

Response

The Company has added this event (and discussion) to the milestone table and also in the fifth paragraph under Item 17.

Certain Relationships and Related Transactions, page 25

Comment

13.

Please revise to clarify and identify all promoters of the company including those persons that are unaffiliated with the company.  See Item 404(d) of Regulation S-B.

Response

The Company has added a paragraph in this Item as requested by this comment, using the word “founders” in place of “promoter” as permitted by Rule 405.

Financial Statements

Comment

14.

Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements.  Please provide a currently dated consent with any amendment to the registration statement.

Response

Updated financial statements to the period ended March 31, 2006 are included with the amendment, as well as an updated consent from the Company’s registered public accounting firm.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.